Exhibit 99.1

CureVac to Shift Focus of COVID-19 Vaccine Development to Second-Generation mRNA Technology

•	COVID-19 vaccine efforts to be re-allocated to accelerate the development of second-generation program in collaboration with GSK
•	First-generation vaccine candidate, CVnCoV, to be withdrawn from regulatory review due to potential overlap with approval timelines for a second-generation candidate

TÜBINGEN, Germany/ BOSTON, USA – October 12, 2021 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced the strategic decision to focus its COVID-19 vaccine development towards the development of second-generation mRNA vaccine candidates in collaboration with GSK and to withdraw its first-generation COVID-19 vaccine candidate, CVnCoV, from the current approval process with the European Medicines Agency (EMA). In view of a recent EMA communication, CureVac estimates that the earliest potential approval of CVnCoV would come in the second quarter of 2022. By this time, the companies expect the candidates from the second-generation vaccine program to have progressed to late-stage clinical development. The decision is also aligned with the evolving dynamics of the pandemic response towards a greater need for differentiated vaccines to address the developing endemic SARS-CoV2 situation. As a direct consequence, the existing Advanced Purchase Agreement with the European Commission, which was predicated on employing CVnCoV to address the acute pandemic need, will cease. CureVac is assessing the possibility of leveraging CVnCoV commitments for the second-generation vaccine candidates. CureVac remains in contact with the European Commission and is supportive of its public health efforts.

CureVac and GSK have tightened their collaboration by adding further resources and experts to accelerate development and manufacturing of the broad second-generation program. The companies anticipate entering clinical development in the next months, aiming to achieve regulatory approval for market readiness of an improved COVID-19 vaccine in 2022. Published pre-clinical results have shown the strong potential of the initial second-generation mRNA COVID-19 vaccine candidate, CV2CoV, compared to CureVac’s first generation mRNA, CVnCoV. The data demonstrates up to 10x higher immunogenicity in animal models. In parallel to the work on the second-generation mRNA vaccine technology, GSK and CureVac will accelerate efforts to progress the development of modified mRNA vaccine constructs.

“The global fight against COVID-19 continues, and we remain committed to making a difference with a safe and efficacious vaccine. This goal has not changed, but the requirements to effectively address the virus and emerging variants have changed. In the ongoing transition from acute pandemic to endemic, our decision to withdraw CVnCoV from the regulatory approval process and focus our efforts on second-generation mRNA vaccine candidates reflects expected changes in public health needs that our second generation can potentially address,” said Franz-Werner Haas, Chief Executive Officer of CureVac. “We will now take advantage of CVnCoV learnings and infrastructures to focus our resources on advanced second-generation vaccines in close collaboration with GSK, a global leader in the vaccine field.” Rino Rappuoli, Head of Vaccines R&D, GSK said: “We welcome CureVac’s focus on the promising second-generation mRNA vaccine technology we are developing together as it has shown strong improvement compared to CureVac’s first-generation candidate, CVnCoV, in pre-clinical testing. To complement the development of this second generation non-modified mRNA technology, we have also initiated the development of modified mRNA technologies as part of our collaboration.”

The CureVac-GSK COVID-19 collaboration builds on the existing strategic mRNA technology partnership both companies started in July 2020 for several selected targets in the field of infectious diseases. The collaboration was recently extended, allocating additional resources across both companies. The joint development focuses on optimized second-generation mRNA vaccines that offer the potential to target different COVID-19 variants, the ability to address different diseases in a combination shot and improved vaccine administration formats.

CureVac will host a webcast and conference call on Tuesday, October 12, 2021 at 3:00 p.m. CET / 9:00 a.m. EST. The live conference call dial-in details and webcast link can be accessed via the Investor Relations section of the CureVac homepage at https://www.curevac.com/en/newsroom/events/

Corresponding presentation slides will be posted shortly before the start of the webcast. A replay will be made available at this website after the event.

CureVac will also host a virtual press conference in German on Tuesday, October 12, 2021 at 2:00 p.m. CET. The live conference call dial-in details and webcast link can be accessed via the Investor Relations section of the CureVac website at https://www.curevac.com/en/newsroom/events/ Corresponding presentation slides will be posted shortly before the start of the webcast.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 700 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Anna Kamilli, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1684

anna.kamilli@curevac.com

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: 49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Real Estate GmbH, CureVac Inc., CureVac Swiss AG and CureVac Corporate Services GmbH (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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